EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference of our reports dated March 7, 2007, with respect to: (1) the consolidated financial statements of La Jolla Pharmaceutical Company included in its Annual Report (Form 10-K) for the year ended December 31, 2006, and (2) management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of La Jolla Pharmaceutical Company, in the Registration Statement (Form S-8) pertaining to the La Jolla Pharmaceutical Company 2004 Equity Incentive Plan and the La Jolla Pharmaceutical Company 1995 Employee Stock Purchase Plan filed with the Securities and Exchange Commission on or about June 12, 2007.
/s/ Ernst & Young LLP
San Diego, California
June 7, 2007